UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-10-02

03005219

January 15, 2003

R.W. Smith, Jr.
Piper Rudnick
6225 Smith Avenue
Baltimore, MD 21209-3600

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 10, 2002

Dear Mr. Smith:

This is in response to your letter dated December 10, 2002 concerning the shareholder proposal submitted to T. Rowe Price by Jerome J. Steinberg. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerome Steinberg
5112 Stone Shop Circle
Owings Mills, MD 21117

Piper Rudnick

6225 Smith Avenue
Baltimore, Maryland 21209-3600
www.piperrudnick.com

PHONE (410) 580-3000
FAX (410) 580-3001

R. W. SMITH, JR.

jay.smith@piperrudnick.com
PHONE (410) 580-4266
FAX (410) 580-3266

December 10, 2002

UPS NEXT DAY AIR

Paula Dubberly
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted to T. Rowe Price Group, Inc.

Dear Ms. Dubberly:

On behalf of T. Rowe Price Group, Inc. ("T. Rowe Price" or the "Company"), we are enclosing, pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934 (the "1934 Act"), six copies of the stockholder proposal of Mr. Jerome J. Steinberg (the "Proponent") dated October 31, 2002 (the "Proposal"), submitted for inclusion in T. Rowe Price's proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Materials") and this letter, which contains an explanation of the reasons why T. Rowe Price believes it may exclude the Proposal from the 2003 Proxy Materials.

In accordance with Rule 14a-8(j)(1) under the 1934 Act, a copy of this letter and its enclosures have been simultaneously provided to Proponent. T. Rowe Price currently anticipates filing definitive copies of its proxy materials for the 2003 Annual Meeting with the Securities and Exchange Commission (the "Commission") on or about March 3, 2003. T. Rowe Price, therefore, would appreciate the Division's response to its request prior to such date.

By this submission, T. Rowe Price notifies the Commission and Proponent that it intends to exclude the Proposal from its 2003 Proxy Materials for the reasons set forth below. We respectfully request, on behalf of T. Rowe Price, confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Commission if T. Rowe Price so excludes the Proposal. To the extent T. Rowe Price's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii) under the 1934 Act.

The Proposal and the Grounds for Exclusion

The Proposal states:

"Proposed, that TRowePrice [sic] provide investors with a [sic] average cost basis on tax deferred retirement accounts. The basis would be based on data in their system. Information of gains or losses should be provided where information is available."

T. Rowe Price believes that the Proposal may be properly excluded for the following reasons, which are fully discussed in order below:

1. T. Rowe Price lacks the authority to implement the Proposal -- Rule 14a-8(i)(6).

2. The Proposal deals with matters relating to T. Rowe Price's ordinary business operations -- Rule 14a-8(i)(7).

3. The Proposal is not a proper subject for action by stockholders under the laws of the State of Maryland -- Rule 14a-8(i)(1).

4. The Proposal is contrary to the Commission's proxy rules -- Rule 14a-8(i)(3).

1. T. Rowe Price lacks the authority to implement the Proposal - Rule 149-8(i)(6).

T. Rowe Price is a financial services holding company that derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds ("Price Funds") and other investment portfolios. The Company operates its business through its subsidiary companies, primarily T. Rowe Price

Associates and T. Rowe Price International. The Company provides investment advisory, distribution and other administrative services to the Price Funds under various agreements. Investment advisory services are provided to each fund under individual investment management agreements that grant the fund the right to use the T. Rowe Price name. The boards of the respective Price Funds, including a majority of directors who are not interested persons of the funds or of the Company (as defined in the Investment Company Act of 1940, as amended), must approve the investment management agreements annually. Amendments to management agreements must be approved by fund shareholders. Each agreement automatically terminates in the event of its assignment (as defined in the Investment Company Act) and, generally, either party may terminate the agreement without penalty after a 60-day notice. The Company's service company subsidiaries also provide advisory-related administrative services to the Price Funds.

The Proposal requires the Company to provide information regarding "average cost basis on tax deferred retirement accounts." The information sought by the Proposal appears to relate to certain Price Funds held by the Proponent. By a letter dated November 4, 2002, the Company asked the Proponent whether he wished to submit the Proposal to a specific Price Fund, rather than the Company (Exhibit A). The Proponent informed the Company that he wished to submit the Proposal to the Company.

Under Rule 14a-8(i)(6), a proposal may be excluded "if the company would lack the power or authority to implement the proposal." T. Rowe Price lacks the power to implement the Proposal because it cannot dictate the contents of the information communicated by the Price Funds to their respective stockholders. T. Rowe Price does not have any direct relationship with the Price Funds. Generating and distributing the information sought by the Proposal will impose additional costs on the Price Funds. The boards of directors of the respective Price Funds, including a majority of directors who are not interested persons of the funds or of the Company, are required to approve such matters on behalf of the Price Funds.

The Staff has permitted the exclusion of proposals that seek to have companies perform tasks that they do not have the authority to perform. For example, the Staff granted a company's no-action request in relation to a proposal that unilaterally sought the reduction of contractual advisor fees. *See, Putnam High Income Convertible and Bond Fund* (avail. April 6, 2001) (allowing a company to omit a proposal that unilaterally required the reduction of contractual advisor fees). *See also, Sensar Corp.* (avail. May 14, 2001) (allowing omission of proposal that could cause the company to breach its existing contractual obligations); *Whitman Corp.* (avail. February 15, 2000) (allowing omission of proposal that unilaterally rescinded an existing agreement with another company); *Galaxy Foods Company* (avail. October 12, 1999) (allowing omission of

no

proposal not to extend executive's promissory note, breaching his employment agreement); *BankAmerica Corp.* (avail. February 24, 1999) (allowing omission of proposal seeking to rescind and reduce a company's employment benefits). For these reasons, the Company believes that it lacks the authority to implement the Proposal and that the Proposal may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(6).

2. The Proposal deals with matters relating to T. Rowe Price's ordinary business operations – Rule 14(a)(8)(i)(7)

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." Exchange Act Release No. 40,018 (avail. May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it affects T. Rowe Price's ordinary business operations, "micro-manages" T. Rowe Price's business functions and does not raise any significant social policy issues.

A. The Proposal relates to communications between the Company and the Proponent.

The Staff has consistently taken the position that shareholder proposals relating primarily to the nature of communications between a company and its shareholders may be excluded as relating to ordinary business. *See e.g., General Magic Inc.* (avail. May 1, 2000) (noting that the company could exclude a proposal since it addressed procedures for answering shareholder questions); *AmSouth Bancorp* (avail. January 15, 2002); *Niagara Mohawk Holdings, Inc.* (avail. March 5, 2001); *Chevron Corporation* (avail. February 8, 1998); *Tucson Electric Power Company* (avail. February 12, 1997); *U.S. West Inc.* (avail. September 21, 1993); *Minnesota Power & Light Company* (avail. March 12, 1992). For example, in *Exxon Corporation* (avail. January 30, 1990), the Staff permitted omission of a proposal requesting the registrant to prepare and circulate to shareholders reports setting forth detailed information about unexpected environmental disasters, including the projected expense to remedy the disaster, based upon the registrants view that the proposal "...appears to deal with a matter related to the conduct of the Company's ordinary business operations (i.e., shareholder relations)." *See also,*

Pacific Gas & Electric Co. (avail. December 13, 1989) (proposal requesting the registrant to include "Average Taxes Paid Per Residential Bill" and other financial information in reports to stockholders); *Arizona Public Service Company* (avail. Feb. 22, 1985) (permitting exclusion of a proposal requesting voluntary disclosure regarding the company's operating expenses for advertising, research and development and outside professional and consulting services).

As with the standards in *General Magic* and the other letter cited above, the information requested to be provided by the Proposal relates to the Company's ordinary business. The Proposal requires the Company to provide information regarding the "average cost basis" for "tax deferred retirement account." In *TRW Inc.* (avail Feb. 12, 1990) the Staff stated that a shareholder proposal need not be included where it relates to "assisting communication between management and shareholders on matters related to the Company's ordinary business operations." Here, subject to the Company's argument in Section 1 above, the purpose of the Proposal is merely to cause the Company to provide additional information regarding the historical cost basis for investments made by certain "tax deferred retirement" account holders. The information sought by the Proposal comprises the precise form of shareholder submission that is excludable under Rule 14a-8(i)(7) for its constriction of management's ability to run the daily operations of the Company.

B. The Proposal relates to the format and content, beyond legal requirements, of the Company's reports to stockholders.

The Proposal requests that the Company provide information regarding "average cost basis on tax deferred retirement accounts." The required content of the Company's periodic reports, annual report, and proxy statement to stockholders are regulated by the rules and regulations of the Commission. Once applicable regulatory requirements have been met, a determination of what additional information, if any, is to be included in the Company's disclosures, is within the discretion of the Board and management and is fundamentally a part of the ordinary business decisions made by the Company. If the Company is required to include in its reports to its stockholders disclosure desired by any stockholder, other than information required by the Commission, the Company's reports could become a sounding board for special interest groups. Regardless of the merits of the Proposal, the proper means for providing the type of information sought by the Proposal is for the Commission to consider the merits of such disclosure.

The Staff has consistently held that decisions regarding the presentation of disclosure in a registrant's reports to stockholders, as well as the form and content of such presentation, are ordinary business matters. The Staff has traditionally taken the view that the determination of what disclosures to stockholders are desirable in addition to that which is necessary to meet reporting requirements should be left to the discretion of the board of directors and the management of a company as a matter relating to the conduct of the ordinary business operations of a company. *See, e.g.*, *The Mead Corporation* (avail. January 31, 2001); *International Business Machines Corporation* (avail. January 19, 1999) (allowing omission of a proposal because it would, if implemented, specify additional disclosures in the company's proxy materials); *ConAgra, Inc.* (avail. June 10, 1998) (allowing omission of a proposal because it would, if implemented, require the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports); *Circuit City Stores, Inc.* (avail. April 6, 1998) (same); *General Motors Corporation* (avail. February 28, 1997) (allowing omission of a proposal recommending disclosure of taxes paid and collected by the company in the annual report); *WPS Resources Corp.* (avail. January 23, 1997) (allowing omission of a proposal requesting additional disclosure of the costs of the company's "quality program"); *E.I. du Pont de Nemours and Company* (avail. January 31, 1996) (allowing omission of a proposal requiring the company to disclose in the annual report certain cost information relating to product and environmental liability, employee medical benefits and compliance with environmental regulations); and *Pacific Telesis Group* (avail. January 30, 1992) (allowing omission of a proposal calling for disclosure in a Summary Annual Report of certain information relating to subsidiaries and investments).

The Staff has also permitted the omission under Rule 14a-8(i)(7) of stockholder proposals relating more generally to accounting policies and the presentation of financial statements to stockholders. *See, e.g.*, *The Boeing Company* (avail. March 6, 2000) (proposal requiring disclosure of the use of employee pension fund trust assets and/or surplus in all earnings statements to stockholders was excludable); *Conseco, Inc.* (avail. April 18, 2000) (proposal to establish a committee of outside directors to oversee development of accounting policies to ensure that the company's accounting methods adequately reflect the risk of subprime lending); *Household International, Inc.* (avail. March 13, 2000) (same); *Honeywell International Inc.* (avail. February 29, 2000) (proposal requesting that the board investigate whether or not management utilized improper accounting practices to derive excessive incentive based compensation tied to earnings performance); *General Electric Company* (avail. February 10, 2000) (proposal requesting disclosure of the financial effect of the company's pension plans on operations); *LTV Corporation* (avail. November 25, 1998) (proposal requesting disclosure of information with respect to the company's outside auditors); and *American Telephone and Telegraph Company* (avail. January 29, 1993) (proposal requesting that the company provide separate income statements for a subsidiary).

The Company believes its position is consistent with the Staff's interpretation of Rule 14a-8(i)(7) set forth in *Johnson Controls, Inc.* (avail. October 26, 1999). The proposal in *Johnson Controls* would have required additional disclosure and the Staff accordingly concluded that there were sufficient grounds to exclude the proposal under Rule 14a-8(i)(7). The Staff in *Johnson Controls* announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Rather, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." The Staff reasoned that *Johnson Controls* had met this standard because the subject proposal "relat[ed] to its ordinary business operations (i.e., the presentation of financial statements in reports to stockholders)," which is similar to the case here. Various no-action letters issued before and after *Johnson Controls* support the Company's view that the Proposal is excludable.

C. The Proposal relates to preparing a special report.

As discussed above, the Company's periodic reports, annual report, and proxy statement to stockholders are regulated by the rules and regulations of the Commission. Since the Company does not provide the information sought by the Proposal, the Company will be required to prepare a special report regarding the "average cost basis on tax deferred retirement accounts." The Commission has indicated in Exchange Act Release No. 34-20091 (avail. August 16, 1983) that where a proposal requires the preparation of a report on a particular aspect of a company's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable. Therefore, no matter how the proposed disclosure is communicated, (i.e., in the 2003 Proxy Materials or a new report) the focus of the Staff is whether the disclosure relates to matters of ordinary business operations. See, e.g., *Rockwell International Corp.* (avail. November 14, 1984) (noting that a proposal requesting a report could be excluded under Rule 14a-8(c)(7)) and *Newport Pharmaceuticals International, Inc.* (avail. August 10, 1984). Because the Proposal relates to an ordinary business matter, the Company believes that the Proposal may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(7).

3. The Proposal is not a proper subject for action by stockholders under the laws of the State of Maryland – Rule 14a-8(i)(1).

Rule 14a-8(i)(1) permits an issuer to omit a shareholder proposal from its proxy materials "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal is not phrased in the form of a recommendation or suggestion that the Board take the action addressed in the

Proposal. Rather, the Proposal is phrased in mandatory form and, if passed by stockholders, would constitute a stockholder order or direction to the Company's Board. The Proposal is not a proper subject for action by stockholders under Maryland law because it would involve the Company's stockholders in the exercise of corporate authority which Maryland law vests solely in the Board.

T. Rowe Price is a Maryland corporation. Under Maryland law the business and affairs of the Company are to be managed under the direction of its board of directors, and the board can exercise all powers of a corporation unless the power is specifically reserved to the shareholders by law or in the company's organizational documents. *See*, Annotated Code of Maryland, Corporations and Associations Article, Section 2-401; *see also* Hecht v. Resolution Trust Corp., 635 A.2d 394 (1994). Section 2.01 of the Company's Amended and Restated Bylaws specifically embraces this division of power. Powers reserved to shareholders by statute include charter amendments, election of directors and extraordinary transactions such as mergers and consolidations. *See* Annotated Code of Maryland, Corporation and Associations Article, Sections 2-604, 2-404 and 3-105.

On several occasions, the Staff has taken the position that stockholder proposals which mandate action by a board of directors constitute an unlawful intrusion on the board's discretionary authority, and on that basis may be omitted from a corporation's proxy materials under paragraph (i)(1) of Rule 14a-8. *See, Clemente Global Growth Fund, Inc.* (avail. Jan. 14, 1998) (stockholder proposal phrased in mandatory terms to convert a closed-end fund incorporated under the laws of Maryland to an open-end investment company could be omitted from the fund's proxy materials unless cast as a request or recommendation); *Templeton Global Income Fund, Inc.*, (avail. Dec. 19, 1996) (same); *The Growth Fund of Spain, Inc.*, (avail. Mar. 15, 1996) (stockholder proposal using mandatory language requiring closed-end fund to adopt interval fund status could be excluded); and *Salomon Brothers Fund Incorporated* (avail. Jan. 24, 1992) (stockholder proposal mandating that board open-end a closed-end fund could be omitted unless revised by the proponent).

Given the Proposal's mandatory nature and its inconsistency with Maryland law, the Company intends to omit the Proposal from its 2003 Proxy Materials pursuant to paragraph (i)(1) of the Rule. Furthermore, even if the Proponent amends the Proposal to comply with Rule 14a-8(i)(1) by making the Proposal advisory, rather than mandatory, the Company believes, and requests your concurrence, that the Proposal may be omitted in their entirety for the reasons set forth above. For these reasons, the Company believes that the Proposal is not a proper subject for action by stockholders under the laws of the State of Maryland and may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(1).

4. The Proposal is contrary to the Commission's proxy rules – Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that stockholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See, Nynex Corporation* (avail. January 12, 1990); *Philadelphia Electric Co.* (avail. July 30, 1992) and *Bristol-Myers Squibb Co.* (avail. February 1, 1999).

The Proposal is vague and indefinite in violation of Rule 14a-8(i)(3) because a stockholder voting on the Proposal would not be able to determine with any reasonable certainty what is being voted on. The Staff has held that proposals are excludable where they request an action that is so broad and generic that it gives no indication as to what is being voted on. For example, in *The Travelers Corporation* (avail. Dec. 11, 1980), a shareholder requested the company to create a stockholders audit committee "to review and make recommendations to the Independent Auditors any [sic] and all phases of their audit pertaining to the welfare of the stockholders." The Staff concurred that the Proposal could be excluded as vague and indefinite under Rule 14a-8(c)(3), because, among other things, the Proposal is so vague that shareholders could not reasonably determine what they are being asked to vote on. The Staff has noted that in such a situation, "the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. March 12, 1991). *See also, Trammell Crow Real Estate Investors* (avail. March 11, 1991).

The Proposal is vague and indefinite for several reasons. The term "average cost basis" is not defined and the Proposal is unclear as to who is supposed to receive the information. This is because the term "tax deferred retirement accounts" is subject to multiple interpretations. For example, does the term apply to accounts held in Individual Retirement Accounts, Roth IRA or Employer-sponsored retirement plans. If implemented, the Proposal would require the Company to discriminate against certain stockholders because the Company is only required to provide information to "tax deferred retirement accounts." The Proposal also does not indicate the frequency with which the Company is supposed to provide this information or the manner in which the information should be distributed. For example, it is unclear whether the information should be distributed daily, weekly, monthly or annually. As a result, not only would the Company and its stockholders be unable to comprehend what actions or measures would be required by the Company in the event the Proposal were implemented, but actions ultimately taken by Company pursuant to the Proposal could differ significantly from those actions contemplated by the shareholders in voting on the Proposal. For these reasons, the Company believes that the Proposal is contrary to the Commission's proxy rules and may be excluded from the 2003 Proxy Materials under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing reasons, T. Rowe Price believes that it may properly exclude the Proposal from its 2003 Proxy Materials under Rules 14a-8(i)(6); 14a-8(i)(7); 14a-8(i)(1), and 14a-(8)(i)(3) or any of them. We hereby respectfully request, on behalf of T. Rowe Price, confirmation that the Commission Staff will not recommend any enforcement action to the Commission if T. Rowe Price excludes the Proposal from its 2003 Proxy Materials. If you have any questions or need further information, please contact me at (410) 580-4266.

Sincerely,

R. W. Smith, Jr.

cc: Mr. Jerome Steinberg

October 31, 2002

T.Rowe Price
Via: Fax 410-345-3223
Phone no. 410-345-7733

Proposal for next stockholders meeting:

Proposed , that TRowePrice provide investors with a average cost basis on tax deferred retirement accounts The basis would be based on data in their system. Information of gains or losses should be provided where information is available.

Respectively submitted.

Jerome Steinberg
5112 Stone Shop Circle
Owings Mills, Md 21117
Stockholder of Record
Ss 219-28-9810

30B1350A

[illegible]

EXHIBIT A

VIA OVERNIGHT DELIVERY AND FACSIMILE (410-654-2255)

November 4, 2002

Mr. Jerome J. Steinberg, J.D.
5112 Stone Shop Circle
Owings Mills, MD 21117

Re: Shareholder Proposal dated November 1, 2002

Dear Mr. Steinberg:

It is my understanding that by your letter dated November 1, 2002 you are requesting that T. Rowe Price Group, Inc. (the "Company") include the one-paragraph proposal on the second page (the "Proposal") in the proxy materials for the Company's 2003 annual meeting. Your Proposal fails to conform with Rule 14a-8 under the Securities Exchange Act of 1934, which addresses whether the Company must include shareholder proposals in its proxy materials. In accordance with Rule 14a-8(f)(1), the Company hereby notifies you of the technical defects described in (1) and (2) below. **Your submission of corrected documentation in response to this letter must be delivered electronically, or postmarked, no later than 14 calendar days from the date you received this letter, or the Company will be entitled to exclude your Proposal from its proxy materials.**

For your convenience, the Company sent you a copy of Rule 14a-8 via facsimile on November 1. The discussion below is merely a summary of certain sections, and you must refer to the Rule itself for more complete information.

(1) Ownership of Company Securities. Rule 14a-8(b)(1) provides that to be eligible to submit proposals for inclusion in the Company's proxy materials under Rule 14a-8, you must meet certain ownership tests. Specifically, you must have continuously held for at least one year as of the date the Proposal was submitted, 1%, or $2,000 in market value (whichever is less), of Company securities entitled to vote on the Proposal. We did not find your name listed as a "record holder" of the Company's securities. Since you are not a record holder, the Company is entitled pursuant to Rule 14a-8(b)(2) to a written statement from the record holder verifying that you meet these ownership requirements. In order to correct this defect, you must provide the Company with a written document from the record holder of your shares which states that as of November 1, 2002 you had continuously held the requisite number of Company shares for at least one year.

(2) Written Undertaking to Hold the Shares through the Date of the Annual Meeting. Rule 14a-8(b)(2) also provides that you must supply the Company with a written statement that you intend to hold the securities described in (1) above through the date of the Company's annual meeting.

If you intend to submit corrected documentation as described above, kindly send it to my attention at T. Rowe Price Group, Inc., 100 East Pratt Street, Baltimore, MD 21202. If you have any questions, you can contact me at 410-345-7733.

If I have misunderstood your letter, and your Proposal was actually intended for inclusion in the proxy materials of one of the T. Rowe Price mutual funds ("Price Funds"), Rule 14a-8 is still applicable. Since you are the record holder of interests in several Price Funds, you need to specify which fund was the intended recipient of your Proposal. In addition, in order to be eligible for inclusion in a fund's proxy materials your proposal must be accompanied by a written statement that you intend to hold the required number of fund securities (1% or $2,000, as described above) through the date of the shareholders' meeting. If your intended recipient was one of the Price Funds, and you plan to correct this defect, please note that the same 14-calendar-day deadline applies. Kindly send materials directed at the Price Funds to Patricia Butcher Lippert, Secretary, T. Rowe Price Funds, 100 East Pratt Street, Baltimore, Maryland, 21202. You can reach Ms. Lippert at 410-345-6723 if you have any questions. However, please be advised that the Price Funds are not required by law to convene shareholder meetings each year, and none of the funds has a present intention of holding any shareholder meetings in the coming months. As a result, there is currently no proposed proxy materials for any fund in which we could include your Proposal.

Correction of the defects described above within the 14-calendar-day period does not guarantee that your Proposal will be included in the Company's proxy materials or in any fund's proxy materials. This letter does not address, and the Company and the funds reserve their rights with respect to, possible exclusion of your Proposal on substantive grounds pursuant to Rule 14a-8(i) or otherwise.

Mr. Steinberg, it appears that you have concerns about the potential deductibility of losses in your tax-deferred retirement accounts. In order to help us understand the exact nature of your request, I would suggest that you call Sam Beardsley, who is the director of our mutual fund tax department, at 410- 345-6683. I'm sure he will be able to assist you.

Sincerely,

Barbara A. Van Horn

Enclosure

cc: Patricia Butcher Lippert.
Sam Beardsley

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: T. Rowe Price Group, Inc.
Incoming letter dated December 10, 2002

The proposal requires that T. Rowe Price provide investors with "an average cost basis on tax deferred retirement accounts."

There appears to be some basis for your view that T. Rowe Price may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if T. Rowe Price omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which T. Rowe Price relies.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor